Exhibit 99.1

Scinai Reports Significant Revenue Growth in First Nine Months of 2026 as CDMO Business Expands

October agreement advances the U.S. customer program to approximately $5.1 million in committed base services

JERUSALEM, Nov. 5, 2026 /PRNewswire/ -- Scinai Immunotherapeutics Ltd. (NASDAQ: SCNI) (“Scinai” or the “Company”), a biopharmaceutical company operating a contract development and manufacturing organization (“CDMO”) alongside an immunology-focused therapeutic development platform, today reported financial results for the nine months ended September 30, 2026, and provided a business update. Revenue increased 167% to $2.8 million, compared with $1.05 million in the prior-year period, reflecting the expansion of the Company’s CDMO business, including the Yavne operations acquired in February 2026.

Corporate Highlights

●	Scinai announced an expanded U.S. customer agreement for its wholly owned CDMO subsidiary, Scinai Biopharma Services Ltd. (“SBS”). The agreement, announced in October, includes approximately $5.1 million in committed base service fees, subject to performance and contractual terms, and advances an existing relationship into an integrated clinical manufacturing and chemistry, manufacturing and controls (“CMC”) program.

●	Committed Customer Orders(1) reached approximately $8.32 million as of November 4, 2026, compared with $1.9 million at year-end 2025, an increase of more than 330%. This operating measure includes authorized work scheduled for 2027 and retains orders already invoiced or recognized as revenue in 2026. It is neither recognized revenue nor remaining unfulfilled backlog.

●	October financing transactions generated approximately $5.3 million in combined net proceeds, as previously reported. Together with CDMO customer receipts, these transactions strengthened the Company’s liquidity, supporting operating runway to late 2027. Reported bank balances were approximately $8.1 million as of October 27, 2026, compared with cash and cash equivalents of $1.7 million and restricted cash of $195,000 at September 30, 2026. These cash resources are needed, among other things, to support the Company’s contractual obligations, including the delivery of committed CDMO customer programs.

CEO Commentary

Amir Reichman, Chief Executive Officer of Scinai, commented:

“In August, when we reported our first-half 2026 financial results, we outlined our priorities, including expanding customer programs, increasing facility utilization and converting our CDMO capabilities into revenue. The expanded U.S. program we were negotiating at that time is now a signed agreement with approximately $5.1 million in committed base services. Our nine-month revenue of $2.8 million shows the growing contribution of the CDMO business, including the Yavne operations we acquired earlier this year.

In my October letter to shareholders, I emphasized that we should be measured by customer delivery, revenue and cash generation, all of which are trending higher compared to the 9 months ending September 30, 2025. The signed agreement expands our committed customer business, and the completed financing strengthens our ability to deliver that work. Our focus now is to convert these commitments into revenue, cash flow and improved operating results by meeting customer milestones, increasing facility utilization and controlling delivery costs.

We are building SBS around dependable execution and scientific expertise that can earn repeat business. We will pursue additional customers whose projects fit our capabilities, while keeping new spending tied to demand. Sustainable profitability and limiting the need for future equity financing remain our financial objectives.”

CDMO Execution and Commercial Priorities

SBS operates through facilities in Jerusalem and Yavne. The acquisition of Recipharm Israel, completed on February 16, 2026, expanded the Company’s development and manufacturing capabilities. The acquired company was renamed Scinai Biopharma Services Ltd., and the Jerusalem CDMO operations, including the associated employees, were subsequently transferred into the subsidiary. The revenue growth reflects both the addition of the Yavne business and stronger year-over-year performance at our Jerusalem and Yavne operations.

As described in the October shareholder letter, development and activities supporting an Investigational New Drug application are underway under the expanded U.S. program, with clinical manufacturing planned to begin in January 2027. The committed services are expected to contribute to revenue during 2026 and 2027 as work is performed, with stability services continuing beyond 2027. Customer advances and milestone payments are expected to help fund delivery; cash received in advance is recognized as revenue only when the applicable accounting criteria are satisfied.

The agreement also contemplates additional clinical manufacturing in late 2027 and the first half of 2028 with an indicative service-fee value of approximately $5.85 million. This amount excludes additional process scale-up, facility qualification and initial clinical manufacturing activities, which will be quoted separately, as well as project-related pass-through charges. The potential additional scope therefore exceeds $5.85 million. All such work remains uncommitted, is excluded from both the $5.1 million base commitment and Committed Customer Orders and requires written activation. If the additional clinical manufacturing work is secured and delivered, management estimates that the resulting customer payments would extend the Company’s cash operating runway to late 2028, based on its current forecast and assumptions. All services described above support development and clinical supply. Any manufacturing for commercial supply following regulatory approval would require a separate agreement.

Nine Month 2026 Financial Results

The following unaudited consolidated results compare the nine months ended September 30, 2026, with the nine months ended September 30, 2025. Dollar amounts are in U.S. dollars.

●	Revenue increased 167% to $2.80 million, compared with $1.05 million in the nine months ended September 30, 2025. Revenue reflects services for which the applicable revenue-recognition criteria were satisfied during the reporting period, including revenues generated by the acquired Yavne operations from the acquisition date of February 16, 2026. The full value of a customer order is not recognized as revenue upon signing; recognition depends on performance and the applicable accounting criteria.

●	Cost of revenues increased to $5.78 million, compared with $2.96 million in the nine months ended September 30, 2025, reflecting the enlarged CDMO operating cost base following the acquisition and integration of the Yavne operations. Gross loss was $2.97 million, compared with $1.91 million in the nine months ended September 30, 2025. Revenue growth has not yet offset the cost of operating the expanded business.

●	Research and development expenses, net, decreased to $1.29 million, compared with $1.80 million in the nine months ended September 30, 2025. The Company’s continuing allocation of resources toward CDMO activities also affects the comparability of R&D expenses between periods.

●	Marketing, general and administrative expenses increased to $2.31 million, compared with $1.93 million in the nine months ended September 30, 2025. The increase was mainly due to higher office-related expenses, including rent expenses, and expenses associated with the acquisition of the subsidiary, Recipharm Israel, in February 2026.

●	Total operating expenses were $3.60 million, compared with $3.73 million in the nine months ended September 30, 2025.

●	Operating loss was $6.56 million, compared with $5.64 million in the nine months ended September 30, 2025.

●	Net loss was $0.39 million, compared with $6.24 million in the nine months ended September 30, 2025. The reduction primarily reflects a $6.40 million noncash bargain purchase gain from the Recipharm Israel acquisition, based on the preliminary purchase-price allocation. This gain is not operating revenue or operating cash flow. Net financial expenses were $231 thousand, compared with $607 thousand.

●	Net cash used in operating activities was $5.80 million, compared with $4.77 million in the nine months ended September 30, 2025. The increase in cash used in operating activities was mainly due to the expansion of the CDMO business following the acquisition of Recipharm Israel in February 2026, which resulted in higher operating costs.

●	Net cash provided by investing activities was $2.52 million, including $2.75 million of cash acquired in the business combination, less $0.23 million of capital expenditure.

●	Net cash provided by financing activities was $3.37 million, compared with $5.79 million in the nine months ended September 30, 2025. The decrease was mainly due to lower proceeds from equity financing activities during the current period.

●	Cash, cash equivalents and restricted cash totaled $1.91 million at September 30, 2026, comprising $1.70 million of cash and cash equivalents and $195 thousand of restricted cash. Shareholders’ equity was $10.70 million, compared with $8.10 million at December 31, 2025.

Liquidity Following October Financing

As previously disclosed, the October transactions included approximately $1.67 million in net proceeds under the Company’s standby equity purchase agreement (“SEPA”) and approximately $3.6 million in net proceeds from a private placement and the cash exercise of existing warrants, which closed on October 16, 2026. Combined net proceeds were approximately $5.3 million, excluding any future proceeds from newly issued warrants. The financing terms restrict additional SEPA advances for six months following the closing.

The October financing and CDMO customer receipts brought reported bank balances to approximately $8.1 million as of October 27, 2026. Based on updated cash-flow projections and current operating and existing CDMO programs and projected new customer awards, the Company expects its available cash resources and anticipated customer payments to support operations to late 2027. Potential additional clinical manufacturing work under SBS’s expanded U.S. customer agreement could extend this runway into the third quarter of 2028. That work remains uncommitted and requires written activation. Both runway estimates depend on successful execution of the Company’s operating plan, activation and delivery of the relevant CDMO customer work and timely collection of customer payments.

Therapeutic Development Update

Scinai’s therapeutic development strategy focuses on the capital-efficient advancement of its NanoAb platform through collaboration and license arrangements with the Max Planck Society and University Medical Center Göttingen. Priorities include the IL-17 programs and the potential of bispecific and multi-specific antibody formats, with substantial new capital commitments dependent on a funded plan. Grants and partnerships are important potential sources of support.

The PinCell option and related license agreements expired automatically on August 31, 2026. Following subsequent discussions, the Company decided not to pursue a replacement arrangement for PC111 and has no contractual obligation to fund PinCell’s operating costs.

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) is a biopharmaceutical company focused on developing innovative therapies for inflammation and immunology. Its wholly owned subsidiary, Scinai Biopharma Services Ltd., operates a contract development and manufacturing organization (CDMO), serving biotechnology and pharmaceutical customers through facilities in Jerusalem and Yavne, Israel. The Company develops its NanoAb platform through research collaboration and license arrangements with the Max Planck Society and University Medical Center Göttingen in Germany. For more information, visit www.scinai.com.

Company Contacts

Investor Relations
Brian DeBeer, Allele Capital Partners
+1 (561) 388-8178
Brian.DeBeer@scinai.com

Business Development
+972 8 930 2529
bd@scinai.com

(1)  Committed Customer Orders

Committed Customer Orders is a supplemental, non-GAAP operating measure of customer-authorized CDMO services and ordered project-specific pass-through charges, including applicable markups. It includes orders carried into the year and new orders received during the year, including work scheduled for later years. Current-year invoicing or revenue recognition does not remove an order from the measure. Uncommitted services and future pass-through purchases are excluded until authorized. The measure is neither recognized revenue nor the remaining unfulfilled backlog and does not assure future revenue or cash receipts. Performance, billing and collection follow contractual and accounting requirements, and projects may change, be delayed or terminated.

Forward Looking Statements

This press release includes forward-looking statements under applicable U.S. securities laws, including the Private Securities Litigation Reform Act of 1995. These statements concern, among other matters, the growth of the CDMO business; customer programs and their expected financial contribution; manufacturing schedules; activation of additional work; customer acquisition and retention; facility utilization; cost control; liquidity and expected cash flows; profitability and reduced reliance on equity financing; and NanoAb development and access to grants or partners.

These statements are based on current expectations and assumptions and involve risks that could cause actual results to differ materially. Risks include technical, analytical, manufacturing, quality or regulatory difficulties; higher delivery costs; shortages or delays involving personnel, equipment, materials or suppliers; insufficient available manufacturing capacity; changes in customer programs or customers’ ability to fund their commitments; failure or delay in agreeing final scope and pricing or obtaining written activation for additional work; contractual modification or termination, including termination for convenience; delayed milestones or payments; differences between billings, collections and recognized revenue; sales or collections across the CDMO business being lower or later than anticipated; inability to win additional profitable business or increase utilization; failure to realize expected continuity benefits or meet customers’ supplier qualification criteria; dependence on individual customers or programs; changes in budgets or capital requirements; insufficient funding; unsuccessful research, grant applications or partnering efforts; and failure to maintain Nasdaq continued-listing compliance. Financing agreements may restrict future financing or strategic transactions, and outstanding securities may cause further dilution. Competition, market and geopolitical conditions and other risks described in the Company’s Annual Report on Form 20-F and subsequent SEC filings may also affect results.

Committed services remain subject to performance and contractual terms, including applicable termination rights. Potential additional clinical manufacturing remains uncommitted and depends on final scope and pricing, bilateral written activation and related purchase orders, available capacity, and the customer’s development and regulatory progress. Successful delivery of an earlier phase does not obligate the customer to activate later work. No commercial supply volumes or revenues are committed. No assurance can be given regarding future profitability, the duration of available liquidity, new contracts, grant awards or partnerships. Forward-looking statements speak as of this release’s date. Except as required by law, the Company undertakes no obligation to update or revise them

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2026	2025
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,712	$1,661
Restricted cash	195	150
Prepaid expenses and other receivables	297	170
Trade receivables	204	73

Total current assets	2,408	2,054

NON-CURRENT ASSETS:
Property, plant and equipment, net	10,305	7,793
Long-term Rental Deposit	116	-
Operating lease right-of-use assets	2,869	1,779

Total non-current assets	13,290	9,572

Total assets	$15,698	$11,626

The accompanying notes are an integral part of the condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	September 30,	December 31,
	2026	2025

LIABILITIES NET OF CAPITAL DEFICIENCY

CURRENT LIABILITIES:
Trade payables	$671	$407
Operating lease liabilities	373	329
Other payables	921	849

Total current liabilities	1,965	1,585

NON-CURRENT LIABILITIES:
Loan from others	284	294
Non-current operating lease liabilities	2,735	1,644

Total non-current liabilities	3,019	1,938

CONTINGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY:
Ordinary shares of no par value: Authorized: 1,600,000,000,000 shares at September 30, 2026 and 100,000,000,000 at December 31, 2025; Issued and outstanding 54,129,107,584, shares at September 30, 2026 and 13,872,899,584 shares at December 31, 2025
Preferred shares, no par value; Authorized: 1,000 shares at September 30, 2026 and 1,000 shares at December 31, 2025 (redemption amount of $34,000); Issued and outstanding: 1,000 shares at September 30, 2026 and 1,000 shares at December 31, 2025.	5,627	5,627
Additional paid-in capital	133,616	130,062
Accumulated deficit	(126,239)	(125,846)
Accumulated other comprehensive loss	(2,290)	(1,740)

Total shareholders’ equity	10,714	8,103

Total liabilities and shareholders’ equity	$15,698	$11,626

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	For the nine months ended September 30,
	2026	2025

Revenues	2,805	1,049
Cost of revenues	$(5,776)	$(2,958)
Gross profit (loss)	(2,971)	(1,909)

Research and development expenses, net	(1,286)	(1,799)
Marketing, general, and administrative expenses	(2,306)	(1,929)
Total operating expenses	(3,592)	(3,728)

Total operating profit (loss)	(6,563)	(5,637)

Gain from bargain purchase	6,401	-

Total Financial Income (Expenses) net,	(231)	(607)

Net profit (loss)	$(393)	$(6,244)

Net loss per share attributable to ordinary shareholders, basic and diluted	(* )	(* )
Weighted average number of shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	23,333,478,500	7,427,601,679

*	Less than $0.01

The accompanying notes are an integral part of the condensed consolidated financial statements.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except share data)

	For the nine months ended September 30
	2026	2025

Net profit (loss)	$(393)	$(6,244)

Other comprehensive income:
Foreign currency translation adjustments	(550)	-

Total comprehensive profit (loss)	$(943)	$(6,244)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares		Preferred shares		Additional paid-in	Accumulated comprehensive	Accumulated equity	Total shareholders’ equity
	Number	Amount	Number	Amount	capital	loss	(deficit)	(deficit)

Balance as of January 1, 2026	13,872,899,584	-	1,000	$5,627	$130,062	$(1,740)	$(125,846)	$8,103
Vested RSU’s	279,100,000	-	-	-	-	-	-	-
Share-based compensation	-	-	-	-	182	-	-	182
Issuance of pre-funded warrants, net of issuance costs	20,918,960,000	-	-	-	2,321	-	-	2,321
Cumulative translation adjustment	-	-	-	-	-	(550)	-	(550)
Issuance of ordinary shares	19,058,148,000	-	-	-	1,051	-	-	1,051
Net profit (loss)	-	-	-	-	-	-	(393)	(393)
Balance as of September 30, 2026	54,129,107,584	-	1,000	$5,627	$133,616	$(2,290)	$(126,239)	$10,714

*	Ordinary shares have no par value

	Ordinary shares		Preferred shares		Additional paid-in	Accumulated comprehensive	Accumulated equity	Total shareholders’ equity
	Number	Amount	Number	Amount	capital	loss	(deficit)	(deficit)

Balance as of January 1, 2025	3,411,983,584	*	1,000	$5,627	$123,629	$ (1, 740)	$(117,539)	$9,977
Vested RSU’s	32,816,000	-	-	-	-	-	-	-
Share-based compensation					215			215
Exercise of prefunded warrants	1,445,128,000	-	-	-	-	-	-	-
Issuance of ordinary shares	8,982,972,000	-	-	-	$6,129	-	-	6,129
Net loss	-	-	-	-	-	-	(6,244)	(6,244)
Balance as of September 30, 2025	13,872,899,584	-	1,000	$5,627	$129,973	$(1,740)	$(123,783)	$10,077

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the nine months ended September 30,
	2026	2025

Cash flows from operating activities:

Net profit (loss)	$(393)	$(6,244)

Adjustments to reconcile net income (loss) to net cash used in operating activities:

Depreciation of property, plant and equipment	1,560	1,061
Financial expense (income) related to loan from others	(10)	33
Share-based compensation	182	215
Decrease (increase) in trade receivables	(1)	42
Gain from bargain purchase	(6,401)	-
Decrease (increase) in other receivables	(85)	23
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(439)	(47)
SEPA commitment fees	-	344
Changes in operating lease right-of-use assets	224	200
Increase in trade payables	91	33
Changes in operating lease liabilities	(243)	(24)
Increase (decrease) in other payables	(282)	(399)

Net cash used in operating activities	(5,797)	(4,763)

Cash flows from investing activities:

Purchase of property, plant and equipment	(230)	(14)
Cash received in business combination	2,751	-

Net cash used in investing activities	$2,521	$(14)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the nine months ended September 30,
	2026	2025

Cash flows from financing activities:

Proceeds from issuance of ordinary shares for SEPA holders, net	1,051	5,785
Proceeds pre-funded warrants for PIPE holders, net	2,321	-

Net cash provided by financing activities	3,372	5,785

Effect of exchange rate changes on cash, cash equivalents and restricted cash	-	47

Increase (decrease) in cash, cash equivalents and restricted cash	96	1,055
Cash, cash equivalents and restricted cash at beginning of period	1,811	2,095

Cash, cash equivalents and restricted cash at end of period	$1,907	$3,150

Non-cash transactions:
Shares issued for SEPA financing agreement	$6	$150

Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	$1,712	$3,005
Restricted cash	195	145

Cash, cash equivalents and restricted cash	$1,907	$3,150